As filed with the U.S. Securities and Exchange Commission on March ~~2~~__, 2020.

Registration No. 333-233363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~7~~8 to
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INX LIMITED

(Exact name of registrant as specified in its charter)

Gibraltar	**6200**	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1.02, 1st Floor
6 Bayside Road
Gibraltar, GX11 1AA
Tel: +350 200 79000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
+1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq. **Gary Emmanuel, Esq.** **McDermott Will & Emery LLP** **340 Madison Avenue** **New York, NY 10173** **+1 212 547 5400**	**Yuval Horn, Adv.** **Roy Ribon, Adv.** **Horn & Co. Law Offices** **Amot Investments Tower** **2 Weizmann Street, 24th Floor** **Tel Aviv 6423902, Israel** **+972 3 637 8200**	**Aaron Payas, CFA** **Andrew Montegriffo** **Hassans International Law Firm** **Madison Building, Midtown,** **Queensway,** **Gibraltar GX11 1AA** **+350 200 79000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The foregoing description of the INX Token Purchase Agreement is not a complete description of its terms. For more details about the INX Token Purchase Agreement, you should read the INX Token Purchase Agreement, which is attached as Exhibit 4.1 hereto, and is incorporated herein by reference.

During the offering, we will offer for sale INX Tokens in fractional divisions up to five decimal places (0.00001); sales that would otherwise result in fractional divisions of more than five decimal places will be rounded down to five decimal places. After the offering, INX Tokens may be purchased and sold in fractional divisions up to eighteen decimal places (0.000000000000000001), which is the technical limit for ERC20 compliant tokens.

In their report dated September 25, 2019, our independent auditors stated that our financial statements for the period ended December 31, 2018 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, as such, have elected to comply with certain reduced public company reporting requirements.

Purchasing INX Tokens involves a high degree of risk. See "Risk Factors" beginning on page 15 of this prospectus.

	Offering Price Per Token	Total Minimum	Total Maximum
Initial public offering price	$	$ 7,500,000	$
Underwriter's discounts and commissions[(1)(2)]	$	$ ~~0~~500,000	$
Net Proceeds to us (before expenses)	$	$ ~~7,500,000~~7,000,000	$

(1) INX Tokens offered pursuant to this prospectus may be sold by our Company from time to time by our officers and directors directly to one or more purchasers. Our officers and directors will not receive any direct or indirect compensation for sales of INX Tokens. In addition, we have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only. The Company has paid A-Labs a non-refundable, one-time cash payment of $500,000. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000,000, A-Labs will receive a cash payment of no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and as high as 10% of such gross proceeds for the initial $30 million raised from sales to non-U.S. persons. See "*Plan of Distribution — Selling Agents and Expenses*". A-Labs will also receive a payment for non-broker services in an amount of $500,000 upon the Company selling at least $10 million worth of INX Tokens to U.S. persons. In addition, we reserve the right to engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens and to pay to such broker-dealers cash commissions of up to 7% of the gross proceeds from the sales of INX Tokens placed by them. A-Labs will be deemed to be an "underwriter" within the meaning of the Securities Act. Please refer to the section entitled "*Plan of Distribution*" for additional information.

(2) For purposes of this calculation, we have assumed that (i) 100% of the INX Tokens sold in this offering will be sold to non-U.S. persons, which would entitle A-Labs to its contingent cash payment based on 100% of the gross proceeds received by us in this offering, and (ii) no other broker-dealers participate in this offering.

None of the United States Securities and Exchange Commission, the Gibraltar Financial Services Commission, or any state securities commission or other jurisdiction has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the INX Tokens to the purchasers in this offering commencing on or about   , 2020.

The date of this prospectus is   , 2020.

In the future, we intend to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require the development of technological solutions as well as federal and state regulatory approvals; accordingly, there is no assurance that such a trading platform will ever be developed. We also intend that our subsidiary in Gibraltar will apply to the Gibraltar Financial Services Commission for licenses under the Financial Services (Markets in Financial Instruments) Act 2018 and the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 for our European-based operations.

INX Trading Solutions envisions that blockchain assets traded on our trading platforms will be transferred to a digital wallet held by one of our custodians, which transfer is recorded on the blockchain ledger that underlies such blockchain asset. Once a blockchain asset is deposited with our custodian, none of the trading transactions performed on our trading platforms are recorded on a blockchain ledger. Trades on our trading platforms are recorded only on our internal centralized servers, and they are then reflected in each customer's respective account. A transfer of a blockchain asset is recorded on its underlying blockchain ledger when the owner of the blockchain asset wishes to withdraw the blockchain asset from their account. In this event, the blockchain asset is transferred from our respective custodian's digital wallet to the customer's private digital wallet.

The architectures for the INX Digital and INX Securities trading platforms are based on a sequential processing and storage, meaning that transactions can be processed only one after the other and not in parallel. In order to facilitate liquidity and support a vibrant trading market on our trading platforms, we intend to offer incentives to attract high volume traders and establish strategic partnerships with market makers. We also envision that our trading platforms will enable trading via web portal and application programming interface ("API") solutions. As we further develop our trading platforms, broker-dealers or other appropriately regulated third parties may route their customers' trades to our trading platforms using API.

Further, we intend to provide additional comfort to our customers with respect to the financial stability of the Company by ~~allocating~~allocate 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund."

We have also created the INX Token, which is offered pursuant to this prospectus. The INX Token is an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain. After the INX Securities trading platform becomes operational, holders of INX Tokens will be able to use the INX Token to pay transaction fees on the INX Securities trading platform. When paying for transaction fees, INX Tokens will be entitled to, at a minimum, a 10% discount to other forms of payment. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*." We intend to offer record holders of INX Tokens promotional discounts on transaction fees on the INX Digital trading platform. However, such discounts are promotional and not a right associated with ownership of the INX Token. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform. We do not currently accept INX Tokens as payment for our services and, until the INX Securities trading platform becomes operational, purchasers of INX Tokens will have no guarantee that their INX Tokens can be used as payment for any of our services. In addition, holders of INX Tokens will be entitled to receive pro rata distributions of 40% of the Company's cumulative Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. See "*Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow*."

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets

We believe that we have a comprehensive solution to the issues that we have identified. We are developing a new marketplace for blockchain assets that is subject to governmental oversight. We are designing our platforms to provide the following solutions to the problems identified above, which we believe will make INX Trading Solutions an attractive choice for the trading of blockchain assets:

- <u>Robust Pre-Trade and Post-Trade Services</u>. We are designing trading features to permit clients to continually monitor and manage blotter, position, and other technical analysis. We also plan to offer investment tools during the pre-trading period and provide trade confirmations, reporting and access to pricing data during the post-trading period.

- <u>Historical Trading Record</u>. Beginning with the first recorded transaction on the INX Trading Solutions trading platforms, we plan to apply KYC/AML procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

- <u>Regulation</u>. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

- <u>Cash Fund</u>. We intend to provide additional comfort to our customers with respect to the financial stability of the Company by allocating 75% of the ~~net~~gross proceeds ~~before expenses~~<u>less payments to underwriters</u> from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund."

- <u>Our Robust Technology</u>. We intend to develop technology to support high volumes of traffic to enable rapid trading activity. Because our platforms are custom-built to support the growing blockchain asset market, we are designing our platforms to scale along with the continued growth of the market.

- <u>Transaction Fee Transparency</u>. We plan to establish transaction fees as a percentage of the trade price of each trade executed on our platforms. Transaction fees must be paid, (a) with regard to the INX Digital trading platform, in the currency or cryptocurrency that is used as payment for the purchase or sale associated with the transaction fee, and (b) with regard to the INX Securities trading platform, in the currency that is used as payment for the purchase or sale associated with the transaction fee or INX Tokens. Transaction fees will be disclosed to our customers prior to executing a trade or performing other transactions on our platforms.

Our Development Plan

We are designing our trading platforms to provide clients with multi-currency, non-biased execution trading solution and to function as broker, execution, and clearing agent. We plan to provide trading of different types of digital blockchain assets, including securities and cryptocurrencies, with the optionality for execution of trades in both traditional fiat currencies and digital assets.

Our goal in the development of INX Trading Solutions is to offer professionals in the financial services community a comprehensive, interactive platforms that allow for seamless integrated trading, real-time risk management and reporting and administration tools.We plan to develop INX Trading Solutions as a series of

THE OFFERING

Security Offered	INX Tokens, an ERC20 compliant token.
Token ticker on INX Securities	INX
Total Tokens offered in this Offering	130,000,000 Tokens
Total Tokens to be outstanding (and not held by the Company) immediately after this Offering	Tokens
Minimum Offering Amount	$7,500,000; we will not complete the sale of any INX Tokens unless we raise gross offering proceeds exceeding $7,500,000 (in U.S. Dollars). See "*Plan of Distribution*."
Use of Proceeds	We intend to use the net proceeds raised from the sale of INX Tokens in this offering for the continued development and operation of INX Trading Solutions, including our cryptocurrency and security token trading platforms (See "*Business—Phases of Development*"); 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million will be used to establish and capitalize the Cash Fund for INX Trading Solutions. We intend to use the remaining amount of net proceeds from this offering for general corporate purposes and working capital. See "*Use of Proceeds*."
Termination of the Offering	The offering will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 Tokens being offered, (ii) 365 days after this registration statement is declared effective by the SEC, or (iii) such shorter period as may be determined by the Company in its sole discretion.
Uses of the INX Token on the INX Trading platforms	When used as payment of transaction fees on the INX Securities trading platform, the INX Token will entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. The Company, from time to time in its sole discretion, may offer promotional incentives such as a greater discount compared to other forms of payment for transaction fees. In no case however, will the discount right included in the INX Token be less than the ten percent (10%). INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*."
Distributions on INX Tokens	Each INX Token will entitle its holder to pro rata distributions of 40% of the Company's cumulative Adjusted Operating Cash Flow. Commencing

Regulatory agencies have recently required clearing and settlement organizations to increase the level of margin deposit requirements and they may continue to do so in the future. Growth in trading activity may lead to higher regulatory capital requirements. We cannot assure you that these capital requirements will be sufficient to protect market participants from a default or that we will not be adversely affected in the event of a significant default.

Broker-dealers are also subject to regulatory capital requirements promulgated by the applicable regulatory and exchange authorities of the countries in which they operate. The failure to maintain required regulatory capital may lead to suspension or revocation of a broker-dealer registration and suspension or expulsion by a regulatory body. If existing cash together with cash from operations are not sufficient, we may need to reject orders from clients and we may ultimately breach regulatory capital requirements.

Furthermore, if our broker-dealer subsidiaries are subject to new or modified regulatory capital rules or requirements, or fines, penalties or sanctions due to increased or more stringent enforcement, it could materially limit or reduce the liquidity we may need to expand or even maintain our then-present levels of business, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to raise sufficient funds to maintain minimum net capital that meets regulatory requirements. Further, our commitment to reserve ~~net~~a portion of the proceeds ~~before expenses~~ from this offering to establish the Cash Fund may limit our ability to invest in our future growth.

Once INX Services is registered as a broker-dealer, it must maintain minimum net capital that satisfies the requirements under Rule 15c3-1 under the Exchange Act. Depending upon our future business activities, we may become subject to additional capital requirements in the United States or other foreign jurisdictions in which we may conduct business in the future.

In addition, we are committed to reserve 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund." The Cash Fund is intended to provide additional comfort to our customers with respect to the financial stability of the Company.

We do not currently have any cash reserves. In addition, we intend to use ~~the first $25 million of net~~substantially all other proceeds ~~before expenses~~ raised from this offering for the continued development and operation of INX Trading Solutions. This offering is subject to a minimum offering amount of $7,500,000 and we may close on committed purchases and gain access to committed funds at any time after the gross proceeds from this offering meet our minimum offering amount. Therefore, we cannot guarantee that we will have any material amount of cash reserves after the completion of this offering.

Current and future regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to carry on or expand our operations or may result in higher than anticipated costs for financing our operations. If we fail to maintain the required levels of capital, we may be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements. If our reserves are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

There can be no assurance that we will have sufficient assets or that we will be able to obtain and maintain liability insurance on acceptable terms or with adequate coverage to cover our liabilities.

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. We are committed to reserve 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company will utilize the

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of INX Tokens in this offering will range from, at a minimum, $~~7,500,000~~2,000,000 to, at a maximum, $~~116,500,000~~111,000,000, based on (i) an assumed initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus, ~~and~~ (ii) an assumed payment to A-Labs in an amount of $~~0~~500,000, the ~~minimum~~maximum amount that would be ~~payable~~paid by us to A-Labs if the gross proceeds of the offering does not exceed $10 million, to $~~500,000~~1,000,000, the minimum amount that would be payable by us to A-Labs if we sell 130,000,000 Tokens at an assumed initial public offering price of $0.90 per Token and the gross proceeds of the offering from non-U.S. persons does not exceed $10 million; and (iii) assumed aggregate offering expenses of $5,000,000.

The "net proceeds" from this offering are calculated after ~~deducting the contingent payment payable by us to A-Labs of~~ (i) a $500,000 one-time payment to A-Labs; plus (ii) a contingent payment to A-Labs of $500,000 (if the gross proceeds of the offering to U.S. persons exceed $10 million) plus (~~ii~~iii) a contingent payment to A-Labs of between $1 million (once the gross proceeds of the offering to non-U.S. persons exceed $10 million) and $7.52 million (if the gross proceeds of the offering to non-U.S. persons reaches a maximum $117 million, assuming an initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus).

The table below displays our use of net proceeds assuming that we must pay the maximum contingent payment to A-Labs. To the extent that the contingent payment payable by us to A-Labs is ~~greater~~less than the ~~assumed~~maximum amount that could be required, the additional net proceeds to us will be allocated to either the Cash Fund (pursuant to our commitment to allocate 75% of ~~$500,000 (i.e.,~~ the gross proceeds ~~of the~~less payments to underwriters from this offering ~~from non-U.S. persons exceed~~in excess of $~~10~~25 million)~~, the net proceeds to us, and our projected use of proceeds, will be reduced~~ or our working capital and other corporate purposes.

~~As used in this prospectus, "net proceeds" or "net proceeds before expenses" does not reflect the deduction of expenses incurred by the Company in preparing and executing this offering (other than the contingent payment payable to A-Labs and any other payments, if any, that may be payable to other underwriters). To date, the Company has paid offering expenses using its cash on hand. As shown in the table below, we anticipate that approximately $2,500,000 of the net proceeds from the offering will also be used to pay offering expenses.~~

~~The Company plans to use net proceeds from this offering approximately as follows:~~

~~Use~~Gross Proceeds	$7.5 Million	~~%~~	$~~21.5~~27.3 Million	~~%~~	$65 Million	~~%~~	$~~116.5~~117 Million	~~%~~
Offering Expenses (paid)	$ 2,420,000		$ 2,420,000		$ 2,420,000		$ 2,420,000	
A-Labs (paid)	$ 500,000		$ 500,000		$ 500,000		$ 500,000	
Gross Proceeds less Paid Expenses	4,580,000		24,380,000		62,080,000		$114,080,000	
Offering Expense	$ 2,580,000		$ 2,580,000		$ 2,580,000		$ 2,580,000	

s (unpaid) A-Labs (max. unpaid)	$	0		$	2,730,000		$	4,750,000		$	7,520,000	
Net Proceeds (min)		**2,000,000**			**19,070,000**			**54,750,000**			**103,980,000**	
Offering Expenses (unpaid)	$	2,580,000		$	2,580,000		$	2,580,000		$	2,580,000	
A-Labs (min. unpaid)	$	0		$	500,000		$	500,000		$	500,000	
Net Proceeds (max)	$	**2,000,000**		$	**21,300,000**		$	**59,000,000**		$	**111,000,000**	
Use			**%**			**%**			**%**			**%**
Research & Development	$	818,500	~~10.9~~ 16.6	$	4,518,500	~~21.0~~ 23.7	$	6,118,500	~~9.4~~11.2	$	7,448,414	~~6.4~~7.2
Sales & Marketing	$	325,000	~~4.3~~6.6	$	1,525,000	~~7.1~~8.0	$	2,500,000	~~3.9~~4.6	$	2,739,059	~~2.4~~2.6
Regulatory & Legal	$	1,090,000	~~14.5~~ 22.2	$	2,190,000	~~10.2~~ 11.5	$	2,440,000	~~3.8~~4.5	$	2,970,357	~~2.5~~2.9
General & Administrative	$	~~2,309,000~~2,229,000	~~30.8~~ 45.3	$	6,309,000	~~29.3~~ 33.1	$	7,909,000	~~12.2~~ 14.4	$	9,628,096	~~8.3~~9.3
Product	$	219,900	~~2.9~~4.5	$	869,900	~~4.1~~4.6	$	1,219,900	~~1.9~~2.2	$	1,485,057	~~1.3~~1.4
Trading Surveillance & Support	$	132,600	~~1.8~~2.7	$	982,600	~~4.6~~5.1	$	1,382,600	~~2.1~~2.5	$	1,683,121	~~1.4~~1.6
Operations & Customer Service	$	105,000	~~1.4~~2.1	$	1,906,110	~~8.9~~10.0	$	2,731,110	~~4.2~~5.0	$	3,324,742	~~2.8~~3.2
Finance	$	0	0	$	448,890	~~2.1~~2.3	$	698,890	~~1.1~~1.3	$	850,800	~~0.7~~0.8
Minimum Net Capital	$	0	0	$	250,000	~~1.2~~1.3	$	250,000	0.4	$	250,000	0.2
Cash Fund	$	0	0	$	0	0	$	~~30,000,000~~26,062,500	~~46.2~~ 47.6	$	~~68,625,000~~62,985,000	~~58.9~~ 60.6
~~Offering Expenses~~	~~$~~	~~2,500,000~~	~~33.3~~	~~$~~	~~2,500,000~~	~~11.6~~	~~$~~	~~2,500,000~~	~~3.9~~	~~$~~	~~2,500,000~~	~~2.2~~
Working	~~$~~	0	~~0~~	$	~~0~~70,000	~~0~~0.4	$	~~7,250,000~~3,4	~~11.1~~	$	~~14,995,354~~10	~~12.9~~

						37,500	6.3		,615,354	10.2
Capital & General Corporate Purposes										

TOTAL	$	~~7,500,000~~4,920,000[1]	$	~~21,500,000~~19,070,000	$	~~65,000,000~~54,750,000	$	~~116,500,000~~103,980,000

(1) The total use of proceeds as described in this column, $4.92 million, is the total amount of proceeds that we estimate will be available to us if we raise our minimum offering amount of $7.5 million. The total amount accounts for the fact that the Company used cash on hand to pay $2.42 million of offering expenses and $500,000 to A-Labs.

The four levels of funding above will fund incremental progress in the development of the platforms (see *"Phases of Development"*):

$7.5 Million: The minimum offering amount, we expect gross proceeds of $7.5 million to be sufficient to operate up to commencement of the launch of the INX Digital trading platform.

$~~21.5~~27.3 Million: If we raise gross proceeds of $~~21.5~~27.3 million or more in the offering, we intend to use the funds to launch and operate the INX Digital trading platform for 12 months. We also expect the proceeds to be sufficient to complete the regulatory and technical requirements for and launch the INX Securities trading platform. If there continues to be significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this uncertainty causes significant delay in the development of our INX Securities trading platform as currently envisioned, we may use a portion of these funds to launch and operate INX Services as an introducing broker for security tokens.

$65 Million: If we raise gross proceeds of $65 million or more in the offering, we intend to use the funds to continue to operate the INX Digital trading platforms for two years and INX Securities trading platform for 12 months. Additionally, we intend to ~~use~~allocate 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to establish the Cash Fund that we will use to cover customer losses that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Cash Fund is intended to provide additional comfort to our traders, clients and investors. See *"Cash Fund."* The remaining proceeds from this offering have been allocated to Working Capital & General Corporate Purposes.

$~~116.5~~117 Million: The maximum offering amount, assuming an initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus. We will use the funds to continue to operate the INX Digital and INX Securities trading platforms beyond two years. Additionally, approximately $68.6 million will be allocated to the Cash Fund and approximately $15.0 million will be allocated to Working Capital & General Corporate Purposes.

39

The Company plans to use net proceeds from this offering across the following categories:

Research & Development: We intend to use between $818,500 and $7.4 million for research and development of products, services, and technologies to be implemented on our platform. This may include research and development of scaling improvements to the matching engine, customizations to the trading platform and user experience, data analytics, and additional investments in our technological capabilities. We estimate that Research & Development expenses until the commencement of the launch of the INX Digital trading platform will be approximately $818,500. The $818,500 is comprised of approximately $655,000 in payroll and related expenses, $60,000 of hardware and software expenses, and $110,000 of third-party consultant expenses. Research & Development expenses are projected to increase by $3.7 million if the Company raises $~~21.5~~27.3 million or more in the offering. The $3.7 million increase is comprised of additional direct staffing in the Research & Development department to operate the INX Digital platform and to prepare for the INX Securities launch, along with hardware, software, and infrastructure additions. Research & Development expenses are projected to rise another $1.6 million if $65 million or more is raised in the offering. The $1.6 million is comprised of a further expansion in the Research & Development department to operate both the INX Digital and INX Securities platforms, bringing total department headcount to 35 full-time employees by December 2021. This includes additional direct staffing of engineers for software, information technology systems and database development and operations, front-end and back-end developers, mobile developers, product managers, analysts, and quality assurance personnel, among others. If we raise the maximum offering amount, we plan to further increase staffing, product offerings, infrastructure, and research and development efforts of both platforms.

Sales & Marketing: We intend to use between $325,000 and $2.74 million for sales and marketing initiatives and activities, including promotional activities to attract users, direct marketing expenses, marketing representation, conference sponsorships, print and online marketing, marketing materials, and related staffing. We estimate that Sales & Marketing expenses until the commencement of the launch of the INX Digital trading platform will be approximately $325,000. The $325,000 is comprised of approximately $100,000 payroll and related expenses and $225,000 in media, branding, sponsorship, and other direct marketing expenses. Sales & Marketing expenses are projected to increase by $1.2 million if the Company raises $~~21.5~~27.3 million or more in the offering. The $1.2 million increase is comprised of (i) 5 additional full-time hires in the department, and (ii) $415,000 in marketing expenses related to conference sponsorship and marketing materials during 2020. Sales & Marketing expenses are projected to increase an additional $975,000 if the Company raises $65 million or more in the offering. The $975,000 increase is comprised of (i) 3 additional full-time hires in the department, and (ii) $415,000 in marketing expenses related to conference sponsorship and marketing materials during 2021. If we raise the maximum offering amount, we plan to further increase staffing, press coverage, conference presence, advertising, and marketing materials for the Company.

Regulatory & Legal: We intend to use between $1.1 million and $3.0 million on regulatory and legal expenses, including legal counsel fees and expenses, filing and licensing fees, consultancy fees, and related legal and regulatory support. We estimate that Regulatory & Legal expenses until the commencement of the launch of the INX Digital trading platform will be approximately $1.1 million. The $1.1 million is comprised of approximately $445,000 in legal counsel expenses, $460,000 in licensing fees, and $195,000 in regulatory third-party consultant and related expenses. Regulatory & Legal expenses are projected to increase by $1.1 million if the Company raises $~~21.5~~27.3 million or more in the offering. The $1.1 million increase is comprised of regulatory filing fees, regulatory consultancy fees, and related legal support for the year 2020, including $583,000 for money transmitter licensing fees and related costs. Regulatory & Legal expenses increase a further $250,000 if the Company raises $65 million or more in the offering. This $250,000 increase is comprised of ongoing regulatory fees, regulatory consultancy fees, and related legal support for continuing operations through 2021. If we raise the maximum offering amount, we plan to further increase staffing, including in-house legal counsel.

General & Administrative: We intend to use between $~~2.3~~2.2 million and $9.6 million on general and administrative expenses, including executive and senior management compensation, human resources, facility overhead, payroll-related expenses, and insurance. We estimate that General& Administrative expenses until the commencement of the launch of the INX Digital trading platform will be approximately $~~2.3~~2.2 million. The $~~2.3~~2.2 million is comprised of approximately $~~1,425,000~~1,345,000 of payroll and related expenses, $280,000 in overhead and facilities expenses, $220,000 in insurance-related expenses, $60,000 in auditing expenses, and

$315,000 in other general and administrative expenses. General & Administrative expenses are projected to increase by approximately $~~4~~4.1 million if the Company raises $~~21.5~~27.3 million or more in the offering. The $4 million increase is comprised of three additional full-time hires in 2020, and a full year of operating the INX Digital platform. General & Administrative expenses increase a further $1.6 million if the Company raises $65 million or more in the offering. This $1.6 million includes a full year (2021) of operating the INX Digital and INX Securities platforms with year-ending headcount of 16 full-time employees. If we raise the maximum offering amount, we plan to further increase staffing, including in-house strategic senior management positions, increase spending on overhead for corporate office space, and other general corporate expenses.

Product: We intend to use between $219,900 and $1.5 million for product development, design, and related expenses. Product expenses include developing product offerings on the platform based on market research and customer feedback, designing the user interface of the platform, and defining the characteristics of the platform in collaboration with both senior management and Research & Development teams. Product personnel include product managers, user experience and user interface designers, and customer behavior analysts. We estimate that Product expenses until the commencement of the launch of the INX Digital trading platform will be approximately $219,900. The $219,900 is comprised of payroll and related expenses. Product expenses are projected to increase by $650,000 if the Company raises $~~21.5~~27.3 million or more in the offering. The $650,000 increase is comprised of additional direct staffing in the product department of seven full-time employees between December 2019 and December 2020 and related expenses. Product expenses are projected to rise another $350,000 if $65 million or more is raised in the offering. The $350,000 is comprised of the addition of one more full-time employee, bringing total department headcount to nine full-time employees by December 2021, and other product expenses. If we raise the maximum offering amount, we plan to further increase product research and offerings.

40

Trading Surveillance & Support: We intend to use between $132,600 and $1.7 million for trading-related staffing and expenses. These expenses include the monitoring of order books and trading activity, evaluating execution quality, investigating errors, assisting customers with order entry, and assisting the operations and customer service department with data and support for customer inquiries. We estimate that Trading Surveillance & Support expenses until the commencement of the launch of the INX Digital trading platform will be approximately $132,600. The $132,600 is comprised of payroll and related expenses. Trading Surveillance & Support expenses are projected to increase by $850,000 if the Company raises $~~21.5~~27.3 million or more in the offering. The $850,000 increase is comprised of additional direct staffing in the trading department of five full-time employees between December 2019 and January 2021 and related expenses, bringing total department headcount to seven full-time employees. Product expenses are projected to rise another $400,000 if $65 million or more is raised in the offering. The $400,000 is comprised of the addition of one more full-time employee, bringing total department headcount to eight full-time employees by December 2021, and other trading-related expenses. If we raise the maximum offering amount, we plan to further increase trading surveillance and related support capabilities.

Operations & Customer Service: We intend to use between $105,000 and $3.3 million for back office, operations and customer service-related staffing and expenses, which includes compliance, support and KYC/AML expenses. We estimate that Operations & Customer Service expenses until the commencement of the launch of the INX Digital trading platform will be approximately $105,000. The $105,000 is comprised of $95,000 of payroll and related expenses and $10,000 of KYC/AML expenses. Operations & Customer Service expenses are projected to increase by $1.8 million if the Company raises $~~21.5~~27.3 million or more in the offering. The $1.8 million increase is comprised of additional direct staffing in the operations and customer service department of 12 full-time employees in compliance and support functions between December 2019 and January 2021 and related expenses, bringing total department headcount to 15 full-time employees. Operations & Customer Service expenses are projected to rise another $825,000 if $65 million or more is raised in the offering. The $825,000 is comprised of the addition of two more full-time employees, bringing total department headcount to 17 full-time employees by December 2021, and other back office-related expenses. If we raise the maximum offering amount, we plan to further increase back office support and operational infrastructure.

Finance: We intend to use between $448,890 and $850,800 for finance department staffing and expenses if the Company raises $~~21.5~~27.3 million or more in the offering. We estimate that Finance expenses for operating the INX Digital trading platform from launch through January 2021 and until the commencement of the launch of the INX Securities trading platform will be approximately $448,890. The $448,890 is comprised of approximately $400,000 in payroll and related expenses and $48,000 in other finance expenses. Finance department expenses are projected to increase by $250,000 if the Company raises $65 million or more in the offering. The $250,000 increase is comprised of additional direct staffing in the finance department of two full-time employees in 2021 and related expenses, bringing total department headcount to six full-time employees. If we raise the maximum offering amount, we plan to further increase finance department staffing.

Minimum Net Capital: We intend to use $250,000 for the minimum net capital requirements of INX Securities once it is registered as a broker-dealer, as required by Rule 15c3-1 under the Exchange Act.

Cash Fund: We plan to establish a Cash Fund comprised of 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million. We will use the fund to cover customer losses that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Cash Fund is intended to provide additional comfort to our traders, clients and investors. See "*Business— Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain Assets*."

~~Offering Expenses: We intend to use approximately $2.5 million to cover expenses from the offering that have not already been paid using our cash on hand.~~

Working Capital & General Corporate Purposes: We intend to use the remainder of the proceeds from this offering for working capital and general corporate purposes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019 (unless stated otherwise):

- on an actual basis; and
- on an as adjusted basis after giving effect to (i) the minimum and maximum aggregate offering amount in this offering at an assumed initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions~~, which results in net proceeds before expenses to us of $7.5 million and $116.5 million, respectively, and after giving effect to~~; (~~i~~ii) the payment of expenses associated with this offering, (~~ii~~iii) an increase in our accumulated deficit as a result of the remeasurement to fair value of the INX Token liability, (~~iii~~iv) the issuance of an additional 770,000 INX Tokens, whose only contingency for issuance is the closing of this initial public offering, (~~iv~~v) the exercise of options to purchase INX Tokens that will vest upon the effectiveness of this offering, which will result in the issuance of between 578,929 INX Tokens, if we raise only our minimum aggregate offering amount, and 493,929 INX Tokens, if we raise our maximum aggregate offering amount, and (~~v~~vi) the conversion of the outstanding convertible notes.

The as adjusted column below is illustrative only. Our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price, the number of Tokens sold, and other terms of this offering determined at the pricing of this offering. You should read the following table in conjunction with the sections titled "*Selected Financial Data*," "*Management's Discussion and Analysis of Financial Condition and Results of Operations*," "*Description of INX Tokens*," and our financial statements and related notes included elsewhere in this prospectus.

(U.S, Dollars in thousands except share and per share data)	**June 30, 2019 (unaudited)**	**As Adjusted for the Offering (minimum)**	**As adjusted for the Offering (maximum)**
Cash and cash equivalents	239	5,218	45,592
Restricted cash	-		68,625
Total liabilities	1,877	26,058	135,482
Equity:			
Ordinary shares of GBP 0.001 par value - Authorized: 100,000,000 shares; Issued and Outstanding: 11,412,930 shares, as of June 30, 2019	15	15	15
Share premium	5,694	5,852	5,852
Receivable on account of shares	(76)	(76)	(76)
Conversion option of convertible loan	46	-	-
Accumulated deficit	(6,931)	(26,247)	(26,671)
Total equity (deficit)	(1,252)	(20,456)	(20,880)
Total liabilities and equity	$ 625	5,603	114,602

A $0.10 increase (decrease) in the assumed initial public offering price of $0.90 per Token, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and restricted cash, total equity (deficit), and total liabilities and equity by approximately $13,023,000, $1,911,000 and $13,023,000, respectively, assuming that we sell the maximum number of Tokens offered by us, as set forth on the cover page of this prospectus. Similarly, an increase (decrease) of one million in the number of Tokens we are offering would increase (decrease) the as adjusted amount of cash and cash equivalents and restricted cash, total equity (deficit), and total liabilities and equity by approximately $900,000, $0 and $900,000, respectively assuming the assumed initial public offering price of $0.90 per Token.

Further, we intend to provide additional comfort to our customers with respect to the financial stability of the Company by allocating 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund."

The INX Token is an ERC20 blockchain asset that is programmed using a smart contract that is compatible with the Ethereum blockchain.

After the INX Securities trading platform becomes operational, holders of INX Tokens will be able to use the INX Token to pay transaction fees on the INX Securities trading platform. When paying for transaction fees, INX Tokens will be entitled to, at a minimum, a 10% discount to other forms of payment. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*." We intend to offer record holders of INX Tokens promotional discounts on transaction fees on the INX Digital trading platform. However, such discounts are promotional and not a right associated with ownership of the INX Token. INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform. We do not currently accept INX Tokens as payment for our services and, until the INX Securities trading platform becomes operational, purchasers of INX Tokens will have no guarantee that their INX Tokens can be used as payment for any of our services. In addition, holders of INX Tokens will be entitled to receive an annual pro rata distribution of 40% of the Adjusted Operating Cash Flow. Commencing in 2021, the distribution will be calculated on an annual basis and paid on or before April 30 to parties (other than the Company or its subsidiaries) that hold INX Tokens on the preceding March 31. Each annual distribution will be based on the Company's cumulative Adjusted Operating Cash Flow (net of cash flows which have already formed the basis for a prior distribution), calculated as of December 31 of the year prior to the distribution. However, because each INX Token holder's right to a pro rata distribution is based on our cumulative Adjusted Operating Cash Flow, no distribution will be made to INX Token holders, if at all, until the Company generates positive cumulative Adjusted Operating Cash Flows. As of September 30, 2019, cumulative Adjusted Operating Cash Flow was a negative cash flow of approximately $5,848,000. See "*Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow*."

In order to participate in this offering, a purchaser must be duly identified through the Company's KYC/AML procedures and such purchaser must provide the Company with a compatible digital wallet address to receive INX Tokens.

- Regulation. We believe that regulatory oversight will instill greater confidence in our trading platforms compared to unregulated blockchain asset trading platforms. As the ownership of blockchain assets becomes more commonplace and professional traders continue to analyze and enter the blockchain asset marketplace, we believe that clients will expect regulatory safeguards for blockchain asset trading, comparable to the current fiat and securities exchanges. All customers of INX Trading Solutions, whether trading cryptocurrencies or security tokens, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

- Cash Fund. We intend to provide additional comfort to our customers with respect to the financial stability of the Company by allocating 75% of the ~~net~~gross proceeds ~~before expenses~~less payments to underwriters from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. We refer to this amount as our "Cash Fund."

- Our Robust Technology. We intend to develop technology to support high volumes of traffic to enable rapid trading activity. Because our platforms are custom-built to support the growing blockchain asset market, we are designing our platforms to scale along with the continued growth of the market.

Subsequent to Phase 2, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require both the development of technological solutions as well as applicable regulatory approvals, and accordingly, there is no assurance that such a trading platform will ever be developed.

The Company anticipates that the net proceeds to ~~the Company, before deducting any~~us from our issuance and sale of INX Tokens in this offering ~~expenses,~~ will range from, at a minimum, $~~7,500,000~~2,000,000 to, at a maximum, $~~116,500,000 (~~111,000,000, based on (i) an assumed initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus, ~~and~~ (ii) an assumed payment to A-Labs in an amount of $~~0~~500,000, the ~~minimum~~maximum amount that would be ~~payable~~paid by us to A-Labs if the gross proceeds of the offering does not exceed $10 million, to $~~500,000~~1,000,000, the minimum amount that would be payable by us to A-Labs if we sell 130,000,000 Tokens at an assumed initial public offering price of $0.90 per Token and the gross proceeds of the offering from non-U.S. persons does not exceed $10 million; and (iii) assumed aggregate offering expenses of $5,000,000.

Because the Offering is being made subject to a minimum offering amount of $7,500,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. In the event that the Company raises only the minimum of $7,500,000 in the Offering, the Company anticipates that it will be able to finalize Phase 1 as described above. The Company plans to use net proceeds from this offering ~~approximately~~ as follows:

~~Use~~Gross Proceeds	$7.5 Million	%	$~~21.5~~27.3 Million	%	$65 Million	%	$~~116.5~~117 Million	%
Offering Expenses (paid)	$ 2,420,000		$ 2,420,000		$ 2,420,000		$ 2,420,000	
A-Labs (paid)	$ 500,000		$ 500,000		$ 500,000		$ 500,000	
Gross Proceeds less Paid Expenses	4,580,000		24,380,000		62,080,000		$114,080,000	
Offering Expenses (unpaid)	$ 2,580,000		$ 2,580,000		$ 2,580,000		$ 2,580,000	
A-Labs (max. unpaid)	$ 0		$ 2,730,000		$ 4,750,000		$ 7,520,000	
Net Proceeds (min)	2,000,000		19,070,000		54,750,000		103,980,000	
Offering Expenses (unpaid)	$ 2,580,000		$ 2,580,000		$ 2,580,000		$ 2,580,000	
A-Labs (min. unpaid)	$ 0		$ 500,000		$ 500,000		$ 500,000	

Net Proceeds (max)	$	**2,000,000**		$	**21,300,000**		$	**59,000,000**	$	**111,000,000**
Use			**%**			**%**		**%**		**%**
Research & Development	$	818,500	~~10.9~~16.6	$	4,518,500	~~21.0~~23.7	$	6,118,500	~~9.4~~11.2	$	7,448,414	~~6.4~~7.2
Sales & Marketing	$	325,000	~~4.3~~6.6	$	1,525,000	~~7.1~~8.0	$	2,500,000	~~3.9~~4.6	$	2,739,059	~~2.4~~2.6
Regulatory & Legal	$	1,090,000	~~14.5~~22.2	$	2,190,000	~~10.2~~11.5	$	2,440,000	~~3.8~~4.5	$	2,970,357	~~2.5~~2.9
General & Administrative	$	~~2,309,000~~2,229,000	~~30.8~~45.3	$	6,309,000	~~29.3~~33.1	$	7,909,000	~~12.2~~14.4	$	9,628,096	~~8.3~~9.3
Product Trading	$	219,900	~~2.9~~4.5	$	869,900	~~4.1~~4.6	$	1,219,900	~~1.9~~2.2	$	1,485,057	~~1.3~~1.4
Surveillance & Support	$	132,600	~~1.8~~2.7	$	982,600	~~4.6~~5.1	$	1,382,600	~~2.1~~2.5	$	1,683,121	~~1.4~~1.6
Operations & Customer Service	$	105,000	~~1.4~~2.1	$	1,906,110	~~8.9~~10.0	$	2,731,110	~~4.2~~5.0	$	3,324,742	~~2.8~~3.2
Finance	$	0	0	$	448,890	~~2.1~~2.3	$	698,890	~~1.1~~1.3	$	850,800	~~0.7~~0.8
Minimum Net Capital	$	0	0	$	250,000	~~1.2~~1.3	$	250,000	0.4	$	250,000	0.2
Cash Fund	$	0	0	$	0	0	$	~~30,000,000~~26,062,500	~~46.2~~47.6	$	~~68,625,000~~62,985,000	~~58.9~~60.6
~~Offering Expenses~~	~~$~~	~~2,500,000~~	~~33.3~~	~~$~~	~~2,500,000~~	~~11.6~~	~~$~~	~~2,500,000~~	~~3.9~~	~~$~~	~~2,500,000~~	~~2.2~~
Working Capital & General Corporate Purposes		0	~~0~~	$	~~0~~70,000	~~0~~0.4	$	~~7,250,000~~3,437,500	~~11.1~~6.3	$	~~14,995,354~~10,615,354	~~12.9~~10.2
TOTAL	$	~~7,500,000~~4,920,000**(1)**		$	~~21,500,000~~19,070,000		$	~~65,000,000~~54,750,000		$	~~116,500,000~~103,980,000	

(1) The total use of proceeds as described in this column, $4.92 million, is the total amount of proceeds that we estimate will be available to us if we raise our minimum offering amount of $7.5 million. The total amount accounts for the fact that the Company used cash on hand to pay $2.42 million of offering expenses and $500,000 to A-Labs.

Our Growth Strategies

THE OFFERING

Security Offered	INX Tokens, an ERC20 compliant token.
Token ticker on INX Securities	INX
Total Tokens offered in this Offering	130,000,000 Tokens
Total Tokens to be outstanding (and not held by the Company) immediately after this Offering	Tokens
Minimum Offering Amount	$7,500,000; we will not complete the sale of any INX Tokens unless we raise gross offering proceeds exceeding $7,500,000 (in U.S. Dollars). See "*Plan of Distribution*." If we raise gross offering proceeds of $7,500,000, we estimate that we will receive $2,000,000 in net proceeds. Because we have used cash on hand to pay $2.42 million of our offering expenses and $500,000 to A-Labs, we estimate that we will have $4.92 million available to us if we raise our minimum offering amount of $7.5 million.
Use of Proceeds	We intend to use the net proceeds raised from the sale of INX Tokens in this offering for the continued development and operation of INX Trading Solutions, including our cryptocurrency and security token trading platforms (See "*Business—Phases of Development*"); 75% of the gross proceeds less payments to underwriters from this offering in excess of $25 million will be used to establish and capitalize the Cash Fund for INX Trading Solutions. We intend to use the remaining amount of net proceeds from this offering for general corporate purposes and working capital. See "*Use of Proceeds*."
Termination of the Offering	The offering will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 Tokens being offered, (ii) 365 days after this registration statement is declared effective by the SEC, or (iii) such shorter period as may be determined by the Company in its sole discretion.
Uses of the INX Token on the INX Trading platforms	When used as payment of transaction fees on the INX Securities trading platform, the INX Token will entitle owners to, at a minimum, a ten percent (10%) discount as compared to fees paid using other currencies. The Company, from time to time in its sole discretion, may offer promotional incentives such as a greater discount compared to other forms of payment for transaction fees. In no case however, will the discount right included in the INX Token be less than the ten percent (10%). INX Tokens may not be used as payment for transaction fees on the INX Digital trading platform, but we intend from time to time to offer promotional discounts on transaction fees on the INX Digital trading platform to record holders of INX Tokens. See "*Description of INX Tokens - Uses of the INX Token on the INX Platforms*."

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of INX Tokens in this offering will range from, at a minimum, $2,000,000 to, at a maximum, $111,000,000~~,~~ based on (i) an assumed initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus, (ii) ~~an assumed~~a non-refundable, one-time cash payment to A-Labs of $500,000; (iii) a contingent payment to A-Labs in an amount ~~of $500,000~~ranging from $0 to $7.52 million, the maximum ~~amount that would be paid by us to A-Labs if the gross proceeds of the offering does not exceed $10 million, to $1,000,000, the minimum~~ amount that would be payable by us to A-Labs if we sell 130,000,000 Tokens at an assumed initial public offering price of $0.90 per Token ~~and the gross proceeds of the offering from non-U.S. persons does not exceed $10 million~~; and (~~iii~~iv) assumed aggregate offering expenses of $5,000,000.

The ~~"net~~contingent payment to A-Labs includes: (i) if the gross proceeds~~"~~ ~~from this~~ of the offering ~~are calculated after (i) a~~to U.S. persons exceed $10 million, a payment of $500,000 ~~one-time payment to A-Labs;~~ plus (ii) ~~a contingent payment to A-Labs of $500,000 (~~if the gross proceeds of the offering to non-U.S. persons ~~exceed~~exceeds $10 million~~) plus (iii)~~, a ~~contingent~~ payment ~~to A-Labs~~ of between $1 million ~~(once the gross proceeds of the offering to non-U.S. persons exceed $10 million) and $7.52 million (if the gross proceeds of the offering to non-U.S. persons reaches a maximum $117~~and $7.52 million, assuming an initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus~~)~~.

Prior to the offering, the Company has used cash on hand to pay $2.42 million of the estimated $5 million in offering expenses. The Company has also paid to A-Labs a non-refundable, one-time cash payment in the amount of $500,000.

The table below displays our gross proceeds raised in this offering, our maximum net proceeds, our minimum net proceeds and our use of net proceeds assuming that we ~~must pay~~receive the ~~maximum contingent payment to A-Labs~~minimum net proceeds. To the extent that the ~~contingent payment payable by us to A-Labs is less than the maximum amount that could be required~~net proceeds to us exceeds the minimum net proceeds, the additional net proceeds to us will be allocated to either the Cash Fund (pursuant to our commitment to allocate 75% of the gross proceeds less payments to underwriters from this offering in excess of $25 million) or our working capital and other corporate purposes.

Gross Proceeds	$7.5 Million	$27.3 Million	$65 Million	$117 Million
Offering Expenses (paid)	$ 2,420,000	$ 2,420,000	$ 2,420,000	$ 2,420,000
A-Labs (paid)	$ 500,000	$ 500,000	$ 500,000	$ 500,000
Gross Proceeds less Paid Expenses	**4,580,000**	**24,380,000**	**62,080,000**	**$114,080,000**
Offering Expenses (unpaid)	$ 2,580,000	$ 2,580,000	$ 2,580,000	$ 2,580,000
~~A-Labs (max. unpaid)~~	~~$ 0~~	~~$ 2,730,000~~	~~$ 4,750,000~~	~~$ 7,520,000~~
~~Net Proceeds (min)~~	~~2,000,000~~	~~19,070,000~~	~~54,750,000~~	~~103,980,000~~
~~Offering Expenses (unpaid)~~	~~$ 2,580,000~~	~~$ 2,580,000~~	~~$ 2,580,000~~	~~$ 2,580,000~~
A-Labs (min.	$ 0	$ 500,000	$ 500,000	$ 500,000

unpaid)

Net Proceeds (max)	$ 2,000,000		$ 21,300,000		$ 59,000,000	$ 111,000,000
A-Labs (max. addl. unpaid)	$ =		$ 2,230,000		$ 4,250,000	$ 7,020,000
Net Proceeds (min)	$ **2,000,000**		$ **19,070,000**		$ **54,750,000**	$ **103,980,000**

Use of Net Proceeds (min)		%		%		%		%
Research & Development	$ 818,500	16.6	$ 4,518,500	23.7	$ 6,118,500	11.2	$ 7,448,414	7.2
Sales & Marketing	$ 325,000	6.6	$ 1,525,000	8.0	$ 2,500,000	4.6	$ 2,739,059	2.6
Regulatory & Legal	$ 1,090,000	22.2	$ 2,190,000	11.5	$ 2,440,000	4.5	$ 2,970,357	2.9
General & Administrative	$ 2,229,000	45.3	$ 6,309,000	33.1	$ 7,909,000	14.4	$ 9,628,096	9.3
Product	$ 219,900	4.5	$ 869,900	4.6	$ 1,219,900	2.2	$ 1,485,057	1.4
Trading Surveillance & Support	$ 132,600	2.7	$ 982,600	5.1	$ 1,382,600	2.5	$ 1,683,121	1.6
Operations & Customer Service	$ 105,000	2.1	$ 1,906,110	10.0	$ 2,731,110	5.0	$ 3,324,742	3.2
Finance	$ 0	0	$ 448,890	2.3	$ 698,890	1.3	$ 850,800	0.8
Minimum Net Capital	$ 0	0	$ 250,000	1.3	$ 250,000	0.4	$ 250,000	0.2
Cash Fund	$ 0	0	$ 0	0	$ 26,062,500	47.6	$ 62,985,000	60.6
Working Capital & General Corporate Purposes	0		$ 70,000	0.4	$ 3,437,500	6.3	$ 10,615,354	10.2
TOTAL	$ 4,920,000(1)		$ 19,070,000		$ 54,750,000		$ 103,980,000	

(1) The total use of proceeds as described in this column, $4.92 million, is the total amount of proceeds that we estimate will be available to us if we raise our minimum offering amount of $7.5 million. The total amount accounts for the fact that the Company used cash on hand to pay $2.42 million of offering expenses and $500,000 to A-Labs.

The four levels of funding above will fund incremental progress in the development of the platforms (see *"Phases of Development"):*

$7.5 Million: The minimum offering amount, we expect gross proceeds of $7.5 million to be sufficient to operate up to commencement of the launch of the INX Digital trading platform.

$27.3 Million: If we raise gross proceeds of $27.3 million or more in the offering, we intend to use the funds to launch and operate the INX Digital trading platform for 12 months. We also expect the proceeds to be sufficient to complete the regulatory and technical requirements for and launch the INX Securities trading platform. If there continues to be significant uncertainty regarding the application of federal and state laws and regulations to the trading of security tokens, including regulations governing market intermediaries, and this

Subsequent to Phase 2, the Company intends to establish a platform for the trading of derivatives such as futures, options and swaps. We have taken no steps towards the establishment of such a platform, which will require both the development of technological solutions as well as applicable regulatory approvals, and accordingly, there is no assurance that such a trading platform will ever be developed.

~~The Company anticipates~~We estimate that the net proceeds to us from our issuance and sale of INX Tokens in this offering will range from, at a minimum, $2,000,000 to, at a maximum, $111,000,000~~,~~ based on (i) an assumed initial public offering price of $0.90 per Token, the midpoint of the price range set forth on the cover page of this prospectus, (ii) ~~an assumed~~a non-refundable, one-time cash payment to A-Labs ~~in an amount~~ of $500,000~~, the maximum amount that would be paid by us to A-Labs if the gross proceeds of the offering does not exceed $10~~; (iii) a contingent payment to A-Labs in an amount ranging from $0 to $7.52 million, ~~to $1,000,000,~~ the ~~minimum~~maximum amount that would be payable by us to A-Labs if we sell 130,000,000 Tokens at an assumed initial public offering price of $0.90 per Token ~~and the gross proceeds of the offering from non-U.S. persons does not exceed $10 million~~; and (~~iii~~iv) assumed aggregate offering expenses of $5,000,000. See "*Use of Proceeds.*"

The table below displays our gross proceeds raised in this offering, our maximum net proceeds, our minimum net proceeds and our use of net proceeds assuming that we receive the minimum net proceeds. Because the Offering is being made subject to a minimum offering amount of $7,500,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. In the event that the Company raises only the minimum of $7,500,000 in the Offering, the Company anticipates that it will be able to finalize Phase 1 as described above. ~~The Company plans to use net proceeds from this offering as follows:~~

Gross Proceeds	$7.5 Million	$27.3 Million	$65 Million	$117 Million
Offering Expenses (paid)	$ 2,420,000	$ 2,420,000	$ 2,420,000	$ 2,420,000
A-Labs (paid)	$ 500,000	$ 500,000	$ 500,000	$ 500,000
Gross Proceeds less Paid Expenses	4,580,000	24,380,000	62,080,000	$114,080,000
Offering Expenses (unpaid)	$ 2,580,000	$ 2,580,000	$ 2,580,000	$ 2,580,000
~~A-Labs (max. unpaid)~~	~~$ 0~~	~~$ 2,730,000~~	~~$ 4,750,000~~	~~$ 7,520,000~~
~~Net Proceeds (min)~~	~~2,000,000~~	~~19,070,000~~	~~54,750,000~~	~~103,980,000~~
~~Offering Expenses (unpaid)~~	~~$ 2,580,000~~	~~$ 2,580,000~~	~~$ 2,580,000~~	~~$ 2,580,000~~
A-Labs (min. unpaid)	$ 0	$ 500,000	$ 500,000	$ 500,000
Net Proceeds (max)	$ 2,000,000	$ 21,300,000	$ 59,000,000	$ 111,000,000
A-Labs (max.	$ -	$ 2,230,000	$ 4,250,000	$ 7,020,000

addl. unpaid)							
Net Proceeds (min)	$ $ **2,000,000**		$ $ **19,070,000**		$ $ **54,750,000**		$ $ **103,980,000**

Use of Net Proceeds (min)		**%**		**%**		**%**		**%**
Research & Development	$ 818,500	16.6	$ 4,518,500	23.7	$ 6,118,500	11.2	$ 7,448,414	7.2
Sales & Marketing	$ 325,000	6.6	$ 1,525,000	8.0	$ 2,500,000	4.6	$ 2,739,059	2.6
Regulatory & Legal	$ 1,090,000	22.2	$ 2,190,000	11.5	$ 2,440,000	4.5	$ 2,970,357	2.9
General & Administrative	$ 2,229,000	45.3	$ 6,309,000	33.1	$ 7,909,000	14.4	$ 9,628,096	9.3
Product	$ 219,900	4.5	$ 869,900	4.6	$ 1,219,900	2.2	$ 1,485,057	1.4
Trading Surveillance & Support	$ 132,600	2.7	$ 982,600	5.1	$ 1,382,600	2.5	$ 1,683,121	1.6
Operations & Customer Service	$ 105,000	2.1	$ 1,906,110	10.0	$ 2,731,110	5.0	$ 3,324,742	3.2
Finance	$ 0	0	$ 448,890	2.3	$ 698,890	1.3	$ 850,800	0.8
Minimum Net Capital	$ 0	0	$ 250,000	1.3	$ 250,000	0.4	$ 250,000	0.2
Cash Fund	$ 0	0	$ 0	0	$ 26,062,500	47.6	$ 62,985,000	60.6
Working Capital & General Corporate Purposes	0		$ 70,000	0.4	$ 3,437,500	6.3	$ 10,615,354	10.2
TOTAL	**$ 4,920,000**[1]		**$ 19,070,000**		**$ 54,750,000**		**$ 103,980,000**

(1) The total use of proceeds as described in this column, $4.92 million, is the total amount of proceeds that we estimate will be available to us if we raise our minimum offering amount of $7.5 million. The total amount accounts for the fact that the Company used cash on hand to pay $2.42 million of offering expenses and $500,000 to A-Labs.

Our Growth Strategies

We believe that as INX Trading Solutions completes each phase of development, which we expect will increase the number of high-volume blockchain assets included on our platforms, our business operations will grow and enable us to launch several growth strategies, including the following:

- Active expansion of institutional blockchain asset trading and large-scale block transactions. The Company plans to promote our trading platforms and related services with institutional and other accredited investors such as family offices, hedge funds and others who require access to platforms for trading cryptocurrencies or security tokens, including trades in large-scale block transactions.

- Fully monetize market data and connectivity. We plan to serve as a hub for blockchain asset traders, institutional investors, commercial banks and individuals trading blockchain assets. As we attract more clients, we expect that we will accumulate non-proprietary big-data relating to trading behavior and related market statistics. We plan to use this data for internal use and as a product to be sold to institutional investors and trade analysts.